中国石油天然气股份有限公司 PetroChina Company Limited

April 4, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetroChina Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 29, 2021

File No. 1-15006

Dear sirs,

On behalf of the Company, I acknowledge receipt by the Company of your letter dated March 30, 2022 (the “Comment Letter”) with respect to the above-referenced filing.

The Company is working to respond to the Comment Letter; however, it will require additional time to consider and respond to the Staff’s comments. As the Company plans to file its Form 20-F for the Fiscal Year Ended December 31, 2021 (the “2021 Form 20-F”) on or around April 29, 2022, we respectively request an extension to respond to the Comment Letter on or around the same date. We intend to respond to the Staff’s comments in a response letter which will refer to the location of the revised disclosure in the 2021 Form 20-F. We believe this would enable us to consider your comments carefully and ensure that the 2021 Form 20-F would reflect your valuable comments. We are grateful for the Staff’s accommodation in this matter.

Should you have any question to this request, please do not hesitate to contact me at hko@petrochina.com.hk or +852.2899.2010.

Very truly yours,

/s/ Fang Wei
Name: Fang Wei
Title: Alternative Authorized Representative

cc: Via E-mail

Shouping Chai, Company Secretary and CFO

PetroChina Company Limited

Unit 3705, Tower Two, Lippo Centre, No. 89 Queensway, Hong Kong

香港金钟道 89 号力宝中心第二座 3705 室

Phone 电话： (852) 2899-2010 Fax 传真： (852) 2899-2390

E-mail 电邮：hko@petrochina.com.hk